UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-30715

PG&E Funding LLC

(Exact name of registrant as specified in its charter)

245 Market Street, Suite 424 San Francisco, California 94105 (415) 972-5467

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

$125,000,000 Class A-1 5.94% Certificates $290,000,000 Class A-5 6.25% Certificates

$265,000,000 Class A-2 6.01% Certificates $375,000,000 Class A-6 6.32% Certificates

$280,000,000 Class A-3 6.15% Certificates $866,000,000 Class A-7 6.42% Certificates

$300,000,000 Class A-4 6.16% Certificates $400,000,000 Class A-8 6.48% Certificates

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ] Rule 12h-3(b)(1)(i) [ X]

Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(1)(ii) [ ]

Rule 12g-4(a)(2)(i) [ ] Rule 12h-3(b)(2)(i) [ ]

Rule 12g-4(a)(2)(ii) [ ] Rule 12h-3(b)(2)(ii) [ ]

Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: 0 - Following final payment to the holders of the certificates listed above on December 26, 2007, the obligations represented by the certificates were extinguished and no holders remain.

Pursuant to the requirements of the Securities Exchange Act of 1934, PG&E Funding LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 27, 2007	By: /s/ G. Robert Powell
G. Robert Powell Principal Accounting Officer